NOTICE OF COPERNIC THIRD QUARTER RESULTS CONFERENCE CALL

Montreal, Canada, November 1, 2007 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leader in Internet search technology and online advertising, will release its third quarter 2007 financial results on Thursday, November 8, 2007 following market closing. A conference call for investors is scheduled to be held on Friday, November 9, 2007 at 10:00 a.m. EST. Mr. Martin Bouchard, President and Chief Executive Officer and Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer will participate in the conference call.

CONFERENCE CALL DETAILS:

Date:	Friday, November 9, 2007

Time:	10:00 a.m. EST

Dial-in number:	1-800-731-5774 (Canada/US) or 416-644-3417 (International)

Live sound web cast:	Copernic’s website, “Investor Relations” section at www.copernic-inc.com

If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 p.m. EST by dialing 1-877-289-8525 (Canada and United States) or 416-640-1917 (International) and entering passcode 21249646#, until November 16, 2007 at midnight or by sound web cast on Copernic’s website for 30 days.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com